Norton Rose Fulbright US LLP
1301 Sixth Avenue
New York, NY 10019 United States
Direct line +1 (212) 318-3168
Rajiv.Khanna@nortonrosefulbright.com
nortonrosefulbright.com

June 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Eranga Dias

Erin Purnell

Re:	SRIVARU Holding Ltd

Amendment No. 1 to

Draft Registration Statement on Form F-4

Submitted May 26, 2023

CIK No. 0001973368

Dear Mr. Dias and Ms. Purnell:

On behalf of SRIVARU Holding Ltd (“SVH”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Registration Statement on Form F-4 (the “Registration Statement”). This letter and the Registration Statement reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 9, 2023 (the “Comment Letter”) regarding Amendment No. 1 to the Registrant’s Draft Registration Statement submitted May 26, 2023 (“Amendment No. 1”), and certain other updated information. Because several of the items in the Comment Letter pertain to information regarding Mobiv Acquisition Corp (“MOBV”), we have included MOBV’s responses in-line below. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of the Registration Statement marked to indicate the changes from Amendment No. 1.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in the Registration Statement.

Amendment No. 1 to DRS F-4 Submitted May 26, 2023

Notice of Special Meeting of the Stockholders of MOBIV Acquisition Corp, page v

1.	Your disclosure indicates that the financial statements of SVM have been included in the filing. We note that the financial statements of only MOBIV and SVH have been included in the filing, and as such, please revise your disclosure accordingly or explain why you believe this disclosure is appropriate. This comment also applies to the reference to the consolidated financials of SVM in the Experts section on page 225.

Response: SVH has updated the Registration Statement to correct these references and also to include updated financial statements of SVM as predecessor entity pursuant to Comment 15 below.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

June 16, 2023

Redemption Rights, page 27

2.	We reissue comment 10. We note that your revised disclosure cross-references an incorrect page number. Please revise to include the correct page number containing the tables that illustrate the potential impact of redemptions on the per share value of the shares owned by non-redeeming MOBV shareholders.

Response: SVH has revised page 27 of the Registration Statement to include the correct page number containing the tables that illustrate the potential impact of redemptions on the per share value of the shares owned by non-redeeming MOBV shareholders.

Organizational Structure, page 101

3.	We note on pages 101-102 that you have multiple diagrams depicting ownership structures showing the ownership percentage of SVM held by “Current Minority SVM Shareholders” as 6%. We also note your disclosure in other parts of this registration statement that the ownership interest of the minority SVM shareholders is 3.98%. Please clarify or revise to correct.

Response: The Company has revised disclosures in the Registration Statement on pages 107-108 to reflect the correct minority SVM shareholding of 5.98%, which is rounded to 6% in the charts on pages 101-102.

On March 11, 2023, the MOBV Board held a board meeting and agreed to increase the purchase price to be paid by MOBV to acquire SVH..., page 108

4.	We note your revised disclosure in response to comment 18 and reissue comment 18 in part. Please disclose:

●	who was present at the board meeting held by the “MOBV Board” on March 11, 2023;
●	how the value of the 3.98% share of SVM was determined to be $8,976,130;
●	if the minority shareholders will retain ownership of their 3.98% share following the consummation of the business combination, whether there is a time limitation as to by when the minority shareholders must decide if they “wish to liquidate their holdings” in order to receive a predetermined value; and
●	how the final value of the 3.98% share will be determined at the time of potential liquidation.

Response: The Registration Statement has been revised on page 108 to reflect the MOBV Board members present and the subsequent information requested above.

5.

We note your disclosure that “931,327 SVH Shares (accounted for as $8,976,130) would be held in reserve for the minority SVM shareholders until such time as they wish to liquidate their holdings.” We also note on p. 92 that these “951,327 SVH Shares will be authorized but unissued and reserved by SVH.” Please clarify who will receive the additional $8,976,130 or where it will be held, if 931,327 SVH shares will be authorized but unissued and reserved for the 3.98% share of SVM until a potential liquidation by the minority shareholders. Specifically, clarify whether SVH will receive the additional $8,976,130 in exchange for shares that are authorized and unissued, and also whether these shares shave been taken into consideration when calculating dilution.

Response: SVH has revised the disclosure on page 92 of the Registration Statement to clarify that the 951,327 shares are to be used to liquidate the SVM minority shareholders’ 5.98% position. Such shares have been taken into consideration when calculating dilution.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

June 16, 2023

6.	We note your disclosure stating that “counter proposal by MOBV was that the total consideration would be for 100% of SVM (including the minority interest held by earlystage investors).” Please expand this disclosure to state whether the minority shareholders of SVM were part of this negotiation and include any material terms. Also disclose whether any agreements were entered into with the minority shareholders.

Response: SVH has revised disclosures on page 108 to address the Staff’s comment.

Certain Unaudited Projected Financial Information, page 113

7.	We note your revised disclosure in response to comment 30 and reissue in part. We also note your disclosure stating that the “projections are not in line with SVH’s historical operating trends or necessarily indicative of anticipated future sales in a market that is still in its formative stage, but merely to establish the basis for awarding the earn-out consideration to the SVH and SVM shareholders.” Given that your projections are not in line with your historic operating trends, please provide disclosure as to why the change in trends is appropriate or assumptions are reasonable. If the sole purpose for which projections were prepared was to establish the basis for awarding the earn-out considerations, with no materially adequate consideration as to whether their underlying change in trends is appropriate or assumptions are reasonable, explicitly disclose that throughout the registration statement where projections are present. In addition, provide explicit disclosure describing the risk that expectations of unusually high and/or sustained future growth may be unrealistic, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.

Response: SVH has provided information in Amendment No. 1 and the Registration Statement continues to include information on pages 114-115 which describe the propriety of the changes in trends and the reasonability of assumptions. The fundamental premise of the projections is that industry experts expect the E2W vehicle market to expand greatly over the next several years and SVH intends to capture a very small fractional share of that growth. The fact that SVH is being assigned a much smaller valuation now, with the earn-out valuations based on potential future growth serves to protect shareholders from possible inflated valuation conclusions because the existing SVH shareholders will not receive the Earn Out Shares unless the earn-out metrics are achieved (or if the Board determines appropriate when 50% of the metrics are achieved), while existing MOBV stockholders will benefit as SVH shareholders from even limited growth that does not necessarily meet the earn-out metrics. The Company has further revised disclosures on pages 114-115 to address the Staff’s comment and comments below re projections.

The projected financial information included in this registration statement was prepared by, and is the responsibility of, SVH’s management, page 113

8.	We reissue comment 29. Please revise to provide detailed disclosures of the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used.

Response: As stated in Amendment No. 1 and the Registration Statement, SVH management members were the parties who participated in the preparation of projections. SVH management has looked at third party market studies, competitors’ market share, its history of delivering product, applications received from dealers, and indications of interest when its products were initially launched to formulate its projections. SVH has used detailed statistical modeling to arrive at the expected numbers of production for each model in each year. The Company has revised disclosures on pages 114-115 to address the Staff’s comment.

Projected Pro Forma Vehicle Sales Revenue for SVH is based on assumptions related to..., page 114

9.	We reissue comment 26. Please revise your disclosure to provide greater specificity concerning each of the five material assumptions underlying your projections, specifically to quantify the assumptions, and to clearly explain how each of the five assumptions relate to the projected information.

Response: The Company has revised disclosures on pages 114 to address the Staff’s comment.

In preparing the Projections, SVH considered..., page 115

10.	We note your revised disclosure in response to comment 27 and reissue in part. Please revise to clearly identify the assumptions that underlie the projection and provide expanded disclosure that fully describe those assumptions as well as the type of market assumed in developing those assumptions.

Response: The Company has revised disclosures on page 114-115 to address the Staff’s comment.

11.	We note your revised disclosure in response to comment 31 and reissue in part. We also note your disclosure stating that when deeming a guideline company to be reasonably comparable to SVH, “Marshall & Stevens also considered other relevant factors such as the Guideline Company’s operating history and, their strategy for future growth, their market share in the relevant markets that SVH operates, the Guideline Company’s size (market capitalization or enterprise value), and diversification in other business lines.” Please expand your disclosures as to each of the nine (9) reasonably comparable companies listed in the registration statement to describe how their data as to each of these relevant factors compare to SVH’s own, and your analysis based on the comparison that deemed each of the guideline companies to be reasonably comparable to SVH.

Response: MOBV has revised the disclosure on page 116 of the Registration Statement to expand the disclosure regarding the nine comparable companies and the rationale for their inclusion in the comparison to SVH.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

June 16, 2023

SVH Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 177

12.	Please address the following regarding disclosures in this section of the document:

●	You appear to use SVH and SVM interchangeably. Please revise your disclosures for consistency or explain why you believe your current disclosures are appropriate, and;
●	The internal control disclosures on page 180 reference a year end of September 30, but SVH’s year end is March 31. Please revise as appropriate.

Response: SVH has updated page 177 of the Registration Statement to correct the reference to SVM and page 180 to reference the March 31 year ends.

Quantitative and Qualitative Disclosures About Market Risk, page 189

13.	Please revise your filing to accurately quantify your cash balance at the end of the most recently reported period, March 31, 2023, not December 31, 2023.

Response: SVH has updated page 189 of the Registration Statement to quantify the cash balance at the end of March 31, 2023.

Mobiv Acquisition Corp Audited Financial Statements

Notes to the Audited Financial Statements

Note 7. Shareholders’ Deficit, page F-15

14.	We note your response to our prior comment 51 includes an analysis of your accounting for your warrants. However, it appears based on the response in Step 1, that the analysis provided is only for the public warrants issued. Please provide us an analysis of the private warrants issued as well. If the terms of the private and public warrants, and therefore the analysis, is identical, please tell us that.

Response: The Private Warrants are identical to the Public Warrants, MOBV references the Warrant Agreement section 2.6 which states “Private Warrants and Working Capital Warrant Attributes. The Private Warrants and Working Capital Warrants will be issued the same form as the Public Warrants.” In addition the below analysis was revised to speak specifically to the Private Warrants issued.

● Step 1 (Is the warrant a freestanding instrument?): The Warrants will be issued with the Private Placement Units in connection with the Initial Public Offering. Each Unit will consist of one share of common stock and one warrant, with each whole warrant entitling the holder to purchase one share of common stock at a price of $11.50 per share. The Warrants as noted in section 2.6 of the Warrant agreement are issued in the same form as the Public Warrants. The Public Warrants will be publicly traded under a separate ticker from MOBV’s shares of common stock and therefore, are considered legally detachable and separable. As such, the Warrants are considered to be freestanding instruments, as they are legally detachable from the Unit and the common stock and are separately exercisable.

● Step 2 (Are the warrants within the scope of ASC 480?): The warrants do not meet the criteria set forth in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480. Specifically:

◌ The warrants are not mandatorily redeemable (per section 6 of the Warrant Agreement);

◌ The warrants represent an obligation to issue common stock of MOBV. They do not represent an obligation of MOBV to purchase its own equity shares; and

◌ The warrants obligate MOBV to issue a fixed number of shares of common stock at the exercise price. Per section 4 of the Warrant Agreement, the adjustment provisions for Split-Ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the warrants after such significant events, the provisions do not result in the warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the warrants being within the scope of ASC 480.

● Step 3 (Does the warrant meet the definition of a derivative?): The warrants contain an underlying (price of MOBV’s common stock), a notional (the number of common shares covered by the warrants), require no initial net investment, and can be net share settled. Therefore, the warrant meets the definition of a derivative under ASC 815-10-15.

● Step 4 (Evaluate contingent exercise provision): Section 3.3.5 of the proposed Warrant Agreement (Maximum Percentage) contains an exercise contingency. Additionally, MOBV’s call option in Section 6.1 (Redemption) is considered an exercise contingency. MOBV’s call option in Section 6.1 is a mechanism to incentivize exercise of the Warrants, as they only become redeemable when the Warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this $18 threshold it is probable the holder will exercise and any redemption by MOBV will not need to be utilized. Hence, an exercise contingency would occur because the transaction would be measured solely by reference to MOBV’s operations, and therefore would not preclude the Warrant from being indexed to MOBV’s stock.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

June 16, 2023

● Step 5 (Evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument):

◌ The warrant holders can purchase the common stock up to a fixed number at a fixed exercise price ($11.50 per share), subject to adjustment hereunder. According to ASC 815-40-15-7C, the primary settlement provision itself met the definition of “Fixed-for-Fixed” rule; and

◌ MOBV analyzed the adjustments per section 4 of the Warrant Agreement under ASC 815-40-55-42 and noted that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to MOBV’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the warrants from being considered indexed to MOBV’s own stock.

● Step 6 (Does the warrant meet the requirement for equity classification?:

◌ When the warrant is exercised, the warrant holder shall deliver the aggregate exercise price to MOBV, and MOBV shall cause the underlying common stock to be transmitted to the warrant holder. Therefore, it requires physical settlement.

◌ For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met):

■ Settlement is permitted in unregistered shares, see section 7.4 of the warrant agreement.

■ MOBV has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. See 7.3 of the Warrant Agreement.

■ The contract contains an explicit share limit as the maximum number of warrants that the holders can be exercised is stated in the contact.

■ Section 3.3.2 of the Warrant Agreement explicitly states that under no circumstance should cash payment be required.

■ In addition, the Warrant Agreement has no clause that would require cash-settled top-off or make-whole provisions.

■ Section 7.1 of the Warrant Agreement indicates that the warrant holders do not have any of the rights of a stockholder and therefore, do not have rights that rank higher than that of a stockholder.

■ No collateral required to settle the outstanding warrants.

MOBV accounts for its warrants issued in accordance with ASC 480 & 815. Based on this guidance and the analysis as discussed above, MOBV determined that its warrants meet the criteria for classification as equity. Accordingly, MOBV classified the warrants as additional paid in capital and they are not required to be classified as liabilities and marked to market at each reporting period.

Srivaru Holding Limited Consolidated Financial Statements, page F-38

15.	We note your response to prior comment 53 indicating that Srivaru was incorporated on June 16, 2021, however we also note your disclosure on page 155 that SVM was founded in 2018. In light of the fact that SVM is the operating entity in which you have 94% ownership, it appears that SVM would be considered the accounting predecessor prior to the incorporation of SVH. In this regard, for periods prior to June 16, 2021, the financial statements of Srivaru Holding Limited should reflect the results of operations and cash flows of SVM under Rule 3-02(a) of Regulation S-X. This would include beginning the Statement of Stockholders’ Equity with the balance as of April 1, 2021. Please revise accordingly. Additionally, please revise your footnote disclosure to disclose the date the Company was incorporated as well as the date of SVM incorporation and identification of this entity as predecessor.

Response: SVH has provided updated audited financial statements for the year ended March 31, 2023, in the Registration Statement, including predecessor company (SVM) results of operations and cash flows and the statement of stockholders’ equity for period prior to June 16, 2021.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

June 16, 2023

Consolidated Statement of Cash Flows, page F-42

16.	Revise your filing to include the audited statement of cash flows for the year ended March 31, 2022.

Response: SVH has provided updated audited financial statements for the year ended March 31, 2023, in the Registration Statement, including cash flow for the year ended March 31, 2023, and March 31, 2022.

Note 1 - Nature of Operations and Management’s Plans, page F-43

17.	We note your disclosure indicating that SVH has invested in one subsidiary and your response to prior comment 55. Please revise your filing to identify the subsidiary you invested in and disclose how you account for the investment.

Response: The subsidiary is SVM. SVH has revised Notes 1 and 2 on page F-43 and included a paragraph describing the business combination of SVH and SVM.

Notes to the Consolidated Financial Statements

Note 10 - Loans and Other Liabilities, page F-50

18.	We note your disclosure on page 184 which indicates SVH does not have any material contractual obligations of its own and SVM entered into a working capital loan and an overdraft loan facility with Hongkong and Shanghai Banking Corporation Limited. Pease revise your footnote disclosure to provide a more complete description of the loan facilities including the nature of any guarantees and your consideration of the disclosure requirements of Rule 3-10 of Regulation S-X.

Response: SVH has updated the Registration Statement to reflect additional details on page [184] regarding the HSBC Facility interest rates and calculations and the collateral securing same. SVH has also revised the footnote disclosure on page F-50 to reflect these changes.

General

19.	We note that you have removed the “Summary of the Material Terms of the Business Combination” section as part of your response to comment 2. However, we also note that this section is still present on the Table of Contents page, and that p. 13 makes a cross-reference to it. Please revise to remove all references to the Summary of the Material Terms of the Business Combination section and include a correct cross-reference on p. 13.

Response: SVH has revised the Registration Statement accordingly.

20.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with MOBV’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the MOBV’s initial public offering.

Response: MOBV has not received notice from the underwriter or any other firm engaged in connection with its initial public offering about ceasing involvement in this transaction.

* * *

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

June 16, 2023

We hope that the foregoing has been helpful to the Staff’s understanding of SVH’s disclosure and that the disclosure modifications in the Registration Statement are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Ltd)

Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.